Exhibit 99.1

news release

Hydro One receives regulatory decision on pension contributions

TORONTO – December 19, 2019 – Hydro One Networks Inc. (“Hydro One”), Ontario’s largest electricity transmission and distribution company, received a decision from the Ontario Energy Board (“OEB”) on the company’s motion to reconsider the handling of pension contributions included in Hydro One’s 2018-2022 Distribution Revenue Requirement Application.

The OEB has decided to uphold its original decision. Hydro One is reviewing the decision in detail to determine the appropriate next steps.

A copy of the decision is available on the OEB’s website. [http://www.rds.oeb.ca/HPECMWebDrawer/Record?q=casenumber:eb-2019-0122&sortBy=recRegisteredOn-&pageSize=400#form1]

About Hydro One Inc.:

Hydro One Inc. is a fully owned subsidiary of Hydro One Limited, Ontario’s largest electricity transmission and distribution provider with almost 1.4 million valued customers, over $25.6 billion in assets and 2018 annual revenues of over $6.1 billion. Our team of approximately 8,600 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2018, Hydro One invested almost $1.6 billion in its 30,000 circuit kilometres of high-voltage transmission and 123,000 circuit kilometres of primary distribution networks and injected approximately $1.3 billion into the economy by buying goods and services in Ontario. We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Company by the Canadian Electricity Association. Hydro One Limited’s common shares are listed on the Toronto Stock Exchange (TSX: H).

Forward-Looking Statements and Information:

This press release and the decision to which it refers may contain “forward-looking information” within the meaning of applicable securities laws. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “can”, “believe”, “seek”, “estimate”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

For additional information:

Media: Jay Armitage, Corporate Communications, media.relations@hydroone.com, 416-345-6868

Investors: Omar Javed, Investor Relations, investor.relations@hydroone.com, 416-345-5943